September 8, 2020

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Nicholas Lamparski

Re:	Vroom, Inc.

Registration Statement on Form S-1 (File No. 333-248655)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-248655) (as amended, the “Registration Statement”), of Vroom, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.001 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, we, as representatives of the several underwriters (the “Underwriters”), hereby respectfully request that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on Thursday, September 10, 2020, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we have not distributed any copies of the Preliminary Prospectus of the Registrant, dated September 8, 2020, from September 8, 2020 through the date hereof, to prospective underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

Goldman Sachs & Co. LLC
BofA Securities, Inc.
Allen & Company LLC
Wells Fargo Securities, LLC

As Representatives of the Several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Matthew Lytle
Name: Matthew Lytle
Title: Managing Director

BOFA SECURITIES, INC.

By:	/s/ Stewart Barry
Name: Stewart Barry
Title: Senior Managing Director

ALLEN & COMPANY LLC

By:	/s/ Peter Dilorio
Name: Peter Dilorio
Title: General Counsel

WELLS FARGO SECURITIES, LLC

By:	/s/ Dan Nash
Name: Dan Nash
Title: Managing Director – Global Head of Internet IB

[Signature Page to Acceleration Request]